[BELL CANADA LOGO]

For Immediate Release

Bell welcomes CRTC approval of CTV acquisition
Transaction is now set to close in early Q2 2011
New Bell Media business unit to encompass CTV media assets and Sympatico.ca
Significant benefits for local news programming, independent Canadian production, /A\ Channels

MONTRÉAL, March 7, 2011 – Bell today welcomed news that the Canadian Radio-television and Telecommunications Commission (CRTC) has approved its proposed acquisition of CTV, Canada’s #1 media company. With earlier approval by the Competition Bureau in January, Bell has met the key regulatory requirements for the transaction.

“The CRTC’s expeditious approval of the CTV transaction means Bell is on track to complete our acquisition in early Q2, sooner than originally expected,” said George Cope, President and CEO of Bell Canada and BCE. “We look forward to welcoming the CTV team to Bell and to accelerating the delivery of the best digital content to Canadians on the screens of their choice through Bell’s world-leading broadband fibre and mobile networks.”

Bell also announced a new business unit named Bell Media, which will include all CTV properties as well as Bell’s popular Sympatico.ca web portal once the transaction closes. Those properties include CTV, the country’s most-watched television network with 28 conventional stations across the country; 29 of the best specialty TV channels (including the TSN and RDS sports networks, the most popular English and French specialty channels in Canada); top online digital media destinations such as CTV.ca, MuchMusic.com, MTV.ca, RDS.ca, TSN.ca and TheComedyNetwork.ca, as well as CHUM Radio, which operates 33 radio stations across the country. The CTVglobemedia holding company name will be retired at close.

With CRTC approval, Bell and CTV can proceed with implementation of a package of benefits for the Canadian broadcasting system valued at $239.3 million, which includes:

•	New morning, noon and afternoon news programs in Western Canada, including in Winnipeg, Regina, Saskatoon, Edmonton, Calgary and Vancouver, creating 80 new jobs ($28.8 million over four years)

•	Maintaining local programming on CTV’s /A channels and committing to operating the stations for at least three years ($30 million over three years)

•	Increased Bell Satellite TV carriage of local stations through enhanced deployment of MPEG-4 technology ($60 million investment in 2011-2012)

•	New, independently produced Canadian programming of national interest including dramas, documentaries and new media content ($100 million over seven years).

Bell announced in September 2010 that it would acquire 100% of CTV to accelerate the delivery of the latest digital video and other media content to Canadians on multiple broadband platforms. Bell is investing billions of dollars in advanced broadband network capacity to enable the delivery of digital video and other media content across all four screens – TV, online, smartphones and tablets.

The transaction more than levels the competitive playing field in a marketplace where most of Bell’s competitors are integrated companies offering phone, Internet, wireless and video services and operating significant broadcasting and other media properties.

Bell plans to update its 2011 financial guidance to reflect the acquisition of CTV on the BCE Q1 2011 results conference call scheduled for May 12, 2011.

About Bell
Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs, including Bell Mobility wireless, high-speed Bell Internet, Bell Satellite TV and Bell Fibe TV, Bell Home Phone local and long distance, and Bell Business Markets IP-broadband and information and communications technology (ICT) services.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit www.bell.ca/letstalk.

Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). For Bell product and service information, please visit www.bell.ca. For BCE corporate information, please visit www.bce.ca.

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to the proposed acquisition by BCE Inc. of CTVglobemedia Inc., the expected closing date of the transaction, certain strategic benefits expected to result from the transaction and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at March 7, 2011 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The timing and completion of the above-mentioned proposed transaction is subject to customary closing conditions, termination rights and other risks and uncertainties, including, without limitation, approval by the Toronto and New York stock exchanges. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions currently contemplated. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits expected to result from the transaction will be fully realized.

Media inquiries:
Jacqueline Michelis
(613) 785-1427
jacqueline.michelis@bell.ca

Investor inquiries:
Thane Fotopoulos
(514) 870-4619
thane.fotopoulos@bell.ca